SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Bradlees, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

None Issued
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, New York, New York  10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 2, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Elliott Associates, L.P., a Delaware Limited
          Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[x]
     (b)[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.   SOLE VOTING POWER
          73,636

8    SHARED VOTING POWER
          0

9.   SOLE DISPOSITIVE POWER
          73,636

10.  SHARED DISPOSITIVE POWER
          0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          73,636

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .72%

14.  TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Westgate International, L.P., a Cayman Islands
          Limited Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[x]
     (b)[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.   SOLE VOTING POWER
          0

8.   SHARED VOTING POWER
          618,055

9.   SOLE DISPOSITIVE POWER
          0

10.  SHARED DISPOSITIVE POWER
          618,055

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          618,055

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*      [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.04%

14.  TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Martley International, Inc., a Delaware corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[x]
     (b)[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.   SOLE VOTING POWER
          0

8.   SHARED VOTING POWER
          618,055

9.   SOLE DISPOSITIVE POWER
          0

10.  SHARED DISPOSITIVE POWER
          618,055

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          618,055

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*      [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.04%

14.  TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
ITEM 1.   Security and Issuer

     This statement relates to the common stock (the "Common
Stock") of Bradlees, Inc. (the "Issuer"). The Issuer's principal executive office is located at One Bradlees Circle, Braintree, Massachusetts 02184.

ITEM 2.   Identity and Background

     (a)-(c)   The names of the persons filing this
statement on Schedule 13D are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley"). Paul
E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

     ELLIOTT

     The business address of Elliott is 712 Fifth Avenue,
36th Floor, New York, New York 10019.

     The principal business of Elliott is to purchase, sell, trade and invest in securities.

     SINGER

     Singer's business address is 712 Fifth Avenue, 36th
Floor, New York, New York 10019.

     Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley.

     BRAXTON LP

     The business address of Braxton LP is 712 Fifth Avenue,
36th Floor, New York, New York 10019.

     The principal business of Braxton LP is the furnishing of investment advisory services.

     The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

      NAME
ADDRESSOCCUPATIONPaul E. Singer712 Fifth Avenue
      36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP and
President of
Martley
Braxton
Associates, Inc.
712 Fifth Avenue
36th Floor
New York, New York
10019
The principal
business of
Braxton
Associates, Inc.
is serving as
general partner of
Braxton LP
     The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME
ADDRESSOCCUPATIONPaul E. Singer712 Fifth Avenue
36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP and
President of
MartleyWESTGATE

     The business address of Westgate is Westgate
International, L.P., c/o Midland Bank Trust Corporation
(Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman,
Cayman Islands, British West Indies.

     The principal business of Westgate is to purchase, sell, trade and invest in securities.

     The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

NAME
ADDRESSOCCUPATIONHambledon, Inc.c/o Midland Bank
Trust Corporation
(Cayman) Limited
P.O. Box 1109
Mary Street
Grand Cayman
Cayman Islands
British West
Indies
General partner of
Westgate
     HAMBLEDON, INC.

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME
ADDRESSOCCUPATIONPaul E. Singer712 Fifth Avenue
36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP and
President of
Martley
     MARTLEY INTERNATIONAL, INC.

     The business address of Martley is 712 Fifth Avenue,
36th Floor, New York, New York 10019.

     The principal business of Martley is to act as investment manager for Westgate.

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Martley are as follows:

NAME
ADDRESSOCCUPATIONPaul E. Singer712 Fifth Avenue
36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP and
President of
Martley
     (d) and (e)During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons listed above are citizens of the United States of America.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Elliott and Westgate received the shares of Common Stock beneficially owned by them pursuant to the Issuer's Plan of Reorganization under Chapter 11 of the Bankruptcy Code. Elliott exchanged $1,291,485.41 face amount of the Issuer's bank debt for its 73,636 shares of Common Stock, and Westgate exchanged $10,841,003.20 face amount of the Issuer's bank debt for its 618,055 shares of Common Stock.

ITEM 4.   Purpose of Transaction

     Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

     Except as set forth herein, none of Elliott, Westgate or Martley has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.   Interest in Securities of the Issuer

     (a)  Elliott beneficially owns 73,636 shares of Common
Stock constituting .72% of all of the outstanding shares of Common Stock.

     Together, Westgate and Martley beneficially own 618,055 shares of Common Stock constituting 6.04% of all of the outstanding shares of Common Stock.

     Together, the Reporting Persons beneficially own a total of 691,691 shares of Common Stock constituting 6.76% of all of the outstanding shares of Common Stock.

     Elliott and Westgate may be entitled to receive currently undetermined amounts of additional shares of Common Stock and warrants exercisable for shares of Common Stock in connection with the Issuer's Plan of Reorganization under Chapter 11 of the Bankruptcy Code by virtue of their interest in trade claims against and/or bank debt of the Issuer.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and Martley is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c)  See Item 3 above.

Other than the transaction described in Item 3 above, no other transactions with respect to the Common Stock were effected by either Elliott or Westgate during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.
     No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

     (e)  Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer

          See Item 5(a) above.

ITEM 7.   Material to be Filed as Exhibits

          Exhibit A - Joint Filing Agreement

SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:
February 12, 1999   ELLIOTT ASSOCIATES, L.P.


                    By: /s/ Paul E. Singer
                         Paul E. Singer
                         General Partner


                    WESTGATE INTERNATIONAL, L.P.

                    By: Martley International, Inc.,
                         as attorney-in-fact


                         By: /s/ Paul E. Singer
                              Paul E. Singer
                              President


                    MARTLEY INTERNATIONAL, INC.


                    By: /s/ Paul E. Singer
                         Paul E. Singer
                         President
EXHIBIT A

JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on
Schedule 13D with respect to the Common Stock of Bradlees, Inc. dated February 12, 1999, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated as of:  February 12, 1999


                         ELLIOTT ASSOCIATES, L.P.


                         By: /s/ Paul E. Singer
                              Paul E. Singer
                              General Partner


                         WESTGATE INTERNATIONAL, L.P.

                         By:  Martley International,
Inc., as Investment
Manager


                         By:/s/ Paul E. Singer
                              Paul E. Singer
                              President


                         MARTLEY INTERNATIONAL, INC.


                         By: /s/ Paul E. Singer
                              Paul E. Singer
                              President